

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Jarett S. Levan
Chief Executive Officer and President
BBX Capital Florida LLC
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, Florida 33301

> **Re: BBX Capital Florida LLC**
> **Registration Statement on Form 10-12G**
> **Filed June 17, 2020**
> **File No. 000-56177**

Dear Mr. Levan:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services